Headfarm, LLC
Inception Date Balance Sheet
(Unaudited)

	February 22, 2023
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Consulting fees payable	$ 689,000
Total current liabilities	689,000
Total liabilities	689,000
Commitments and contingencies	-
Members' capital	
Accumulated deficit	(689,000)
Total members' equity	(689,000)
Total liabilities and members' equity	$ -